# VG SMARTGLASS, LLC OPERATING AGREEMENT

This Operating Agreement is entered into by and between VG Smartglass, LLC (the "Company"), and VG Glass Holding, LLC, Victoria Trainor, Kristine Kozul, SmarterShade, Inc., and TCR Ventures, LLC (collectively the "Members").

The Company was formed on May 29, 2014 by the filing of Articles of Organization in the Office of the Secretary of State for the State of Florida.

## RECITALS

**WHEREAS**, the parties hereto have agreed to operate the Company as a limited liability company pursuant to the terms and conditions memorialized herein and the laws of the State of Florida for the purposes set forth herein.

**NOW THEREFORE**, in consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Members agrees as follows:

## ARTICLE I
## NAME, PURPOSE AND PRINCIPAL OFFICE OF COMPANY

1.1     Name. The name of the company is VG Smartglass, LLC ("Company").

1.2     Agreement. In consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members executing this Agreement hereby agree to the terms and conditions of this Agreement. This Agreement shall be the sole statement of agreement between the Members, except to the extent a provision of this Agreement incorporates matters by express reference. This Agreement shall govern even when inconsistent with or different from the provisions of the Florida Limited Liability Company Act (hereinafter the "Act") (unless violative of the Act) or any other provision of law (unless violative of such other provisions of law).

1.3     Purpose; Powers; Single Purpose Entity.

(a)     Purpose. Initially, the primary purpose of the Company will be to engage in the business of designing, developing and selling glass shade products, some of which incorporate and include the use of the SmarterShade technology and SmarterHardware products, and any other lawful purpose the Members may choose to pursue.

(b)     Powers. Subject to all of the terms and provisions hereof and the prohibitions set forth in Paragraphs 1.3(c) and (d), the Company shall have all powers for itself to do and carry out that, which are:

(1)     necessary, suitable or convenient for the accomplishment of the purpose of the Company, including, without limitation, the following: the purchase, sale, transfer, pledge and exercise of all rights, privileges and incidents of ownership or possession with respect to any Company asset or liability; the borrowing or lending of money and the securing of payment of any Company obligation by hypothecation or pledge of, or grant of a security interest in, Company assets; and the guarantee of or becoming surety for the debts of others; and

(2)     available to it as a limited liability company under the Act.

(c)     Certain Prohibited Activities. Unless approved in writing in advance by a majority of the membership interest, notwithstanding any provision hereof or of any other document governing the formation, management or operation of the Company to the contrary:

(1)     The Company shall only incur indebtedness in an amount necessary to acquire assets for use in connection with the business, in accordance with this Agreement, or for operating lines of credit to be utilized in the ordinary course of the Company's business;

(2)     the Company shall not incur, assume, or guaranty any other indebtedness, except for trade payables, payroll expenses, and related payables in the ordinary course of its business and operating lines of credit associated with same;

(3)     seek or consent to any dissolution, winding up, liquidation, consolidation, merger, asset sale or transfer of membership interest; or

(4)     (i) file or consent to the filing of any bankruptcy, insolvency or reorganization case or proceeding; (ii) institute any proceedings under any applicable insolvency law or otherwise seek any relief under any laws relating to the relief from debts or the protection of debtors generally, (iii) seek or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator, custodian or any similar official for itself or any other entity, (iv) make an assignment of its assets for the benefit of its creditors or an assignment of the assets of another entity for the benefit of such entity's creditors, or (v) take any action in furtherance of the foregoing.

(d)     Separateness Covenants. Notwithstanding any provision hereof or of any other document governing the formation, management or operation of the Company to the contrary, in order to preserve and ensure the Company's separate and distinct identity, in addition to the other provisions set forth in this Agreement, the Company shall:

(1)     establish and maintain an office through which its business shall be conducted separate and apart from that of any of its Members businesses, and shall allocate fairly and reasonably any overhead for shared office space, however, such office may initially be within Palm Beach County or Broward County, Florida, and such other locations as the Members may hereinafter agree;

(2)     maintain separate records, books and accounts from those of any Member or any other Person;

(3)     not commingle funds or assets with those of any Member or any other Person;

(4)     conduct its business and hold its assets in its own name;

(5)     maintain financial statements, accounting statements and prepare tax returns separate from any Member or any other Person;

(6)     pay any liabilities out of its own funds, including salaries of any employees, not funds of any Member, and maintain a sufficient number of employees in light of its contemplated business operations;

(7)     maintain adequate capital in light of its contemplated business operations;

(8)     maintain an arm's length relationship with any Member;

(9)     not assume or guarantee or become obligated for the debts of any other entity, including any Member, or hold out its credit as being available to satisfy the obligations of others;

(10)     not pledge its assets for the benefit of any other Person or entity or make an advance or loan to any person or entity, including any Member;

(11)     not acquire obligations or securities of any Member;;

(12)     use stationery, invoices and checks separate from any Member or any other person;

(13)     hold itself out as an entity separate and distinct from any Member and not as a division, department or part of any other person or entity;

(14)     not identify its Members as a division or part of it;

(15)     correct any known misunderstanding regarding its separate identity;

(16)     maintain its assets in such a manner that it will not be costly or difficult to segregate, ascertain or identify its individual assets from those of any other entity;

(17)     not share a common logo with any Member or any other person;

(18)     not acquire or own any material assets or acquire or own any material assets other than such assets and incidental personal property as may be necessary for the operation of the business;

(19)     maintain its books, records, resolutions and agreements as official records; and

(20)     hold regular meetings, as appropriate, to conduct its business and observe all Company level formalities and record keeping.



1.4     Registered Office and Agent. The current address of the Company's registered office is 250 S. Central Blvd., St. 203, Jupiter, FL  33458. The Board of Managers may change the registered office and agent for service of process as they from time to time may determine.

1.5     Principal Office. The principal office of the Company is currently at 250 S. Central Boulevard, St. 203, Jupiter, FL  33458.  The Members may change the location of the principal office of the Company at any time.

1.6.    Definitions. In addition to other definitions defined in this Agreement, the following definitions shall apply to this Agreement:

Affiliate. With reference to any person or entity, (a) any other person or entity controlling, controlled by or under direct or indirect common control with such person or entity, or (b) any other person or entity in which such person or entity has a financial interest as an owner (beneficial or otherwise), creditor or debtor.

a)      Agreement. This Operating Agreement.

b)      Assignee. This term shall have the meaning ascribed to it in Paragraph 5.5.

c)      Bankruptcy. A person or entity shall be deemed bankrupt if:

  i.      any proceeding is commenced against such person or entity as a debtor for any relief under bankruptcy or insolvency laws, or laws relating to the relief of debtors, reorganizations, arrangements, compositions or extensions and such proceeding is not dismissed within ninety (90) days after such proceeding has commenced, or

  ii.     Such person or entity commences any proceeding for relief under bankruptcy or insolvency laws or laws relating to the relief of debtors, reorganizations, arrangements, compositions or extensions.

d)      Book Value. This term shall have the meaning ascribed to it in Paragraph 6.2(a).

e)      Buyer. Refers to a purchaser of the shares of a Member.

f)      Defaulting Member. This term shall have the meaning ascribed to it in Paragraph 5.2.

g)      Drawdown Expenses. This term shall have the meaning ascribed to it in Paragraph 5.2.

h)      Fair Market Value.  The amount an unrelated third party purchaser would pay in an arm's length transaction.

i)      Fiscal Year. This term shall have the meaning ascribed to it in Paragraph 6.2(d).

j)      Members. Each of the parties and all other individuals or entities who execute a counterpart of this Agreement as a Member and each person who may hereafter become a Member as permitted herein. The members upon entry into this Operating Agreement shall be VG Glass Holding, LLC, Kristine Kozul, Victoria Trainor, SmarterShade, Inc., and TCR Ventures, LLC.

k)     Net Income or Net Loss. This term shall have the meaning ascribed to it in Paragraph 6.2(e).

l)     Sale or Exchange. This term shall have the meaning ascribed to it in Paragraph 6.2.

m)     Securities. Securities of every kind and nature and rights and options with respect thereto, including stock, notes, bonds, debentures, evidences of indebtedness and other business interests of every type, including interests in partnerships, joint ventures, proprietorships and other business entities.

n)     Seller. Any Member selling all or a portion of their membership interest as permitted herein below.

o)     Termination Date. This term shall have the meaning ascribed to it in Paragraph 2.1.

p)     Treasury Regulations. The Income Regulations promulgated under the Code, as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

q)     Unreimbursed Capital Contribution. This term shall have the meaning ascribed to it in Paragraph 8.1.

## ARTICLE II
## TERM AND TERMINATION OF THE COMPANY

2.1   Term. The term of the Company shall continue without limit or duration unless and until terminated by the consent of a majority of all of the Members.

## ARTICLE III
## INITIAL MEMBERS; CHANGES IN MEMBERSHIP

3.1   Name and Address. The persons listed on Exhibit B are hereby admitted as Members of the Company. The said named Members shall have the right to transfer their membership interest to a Trust in which they are the Settlor, as well as any other transfer permitted pursuant to the terms of this Agreement. Each Member's ownership interest shall remain constant, unless amended or modified in a writing signed by each Member. The initial commitment and capital contributions set forth on Exhibit "B", and any subsequent capital contributions made as described in section 5.3 shall be considered Capital Contributions. All other payments made by a Member to the Company shall be deemed a loan unless agreed to be otherwise by all Members in writing.

3.2     Admission of Additional Members. Individuals or entities may be admitted to the Company as additional Members ("Additional Members") on such terms and conditions as shall be determined by a majority (by percentage) of the Members in their sole discretion. Each Additional Member shall be admitted only if he has executed this Agreement or an appropriate amendment to it in which he agrees to be bound by the terms and provisions of this Agreement as they may be modified by that amendment. Admission of a new Member shall not cause the dissolution of the Company. At least eight percent (8%) of the Company's currently authorized membership units shall be reserved for issuance to future, potential new members or existing members as may be determined by the Board of Managers.

3.3     Death or Incompetency of a Principal.

(a)     If any Member dies or is adjudicated incompetent after the date the parties enter into this Agreement, and is not in default under the terms of this Operating Agreement, and the Company's finances are sufficient to do so, the surviving Members may at their option, but are not required to, purchase from the Deceased Member or Incompetent Member all, but not less than all, of the Deceased Member's or Incompetent Member's interest in the Company. The price for the purchase by the Company of a Deceased Member's or Incompetent Member's interest shall be that Member's proportionate share of the Company's fair market value as determined by an appraisal (using the income valuation approach) commissioned by the Company and paid for by the Company, plus the distribution to he or she of that Member's capital account. A defaulting Member shall be entitled only to the positive funds in their Capital Account in exchange for their Membership interest. The purchase shall be funded, if possible, by the proceeds of the life insurance policy to be obtained pursuant to the following sub-section. The appraisal shall be ordered within ninety (90) days after the Company becomes aware of the Member's death or adjudication of incompetency, and shall be completed within one-hundred eighty (180) days after being ordered. The value set forth in the appraisal shall be conclusive. Payments shall commence within ninety (90) days after the appraisal is complete and shall be paid pursuant to sub-section 3.3(c) below.

(b)     No later than ninety (90) days after the Company's first twelve (12) months of operation, the Company shall purchase term life insurance policies on the life of each Member in an amount equal to the greater of three and one-half (3.5) times the Company's earnings before interest, taxes, depreciation, and amortization ("EBITDA") from the Company's first twelve (12) months of operation, multiplied by that Member's percentage of the Company's outstanding membership units (e.g., in the case of $1,000,000.00 EBITDA, a 10% membership interest would require the Company to acquire a life insurance policy of $350,000.00) ($1,000,000 x 3.5 x 10%), the policy amounts to be recalculated at least every three years, or sooner as the Manager, as set forth in section 4.1 and 4.2 may determine. After the Company's third year of operation, the amount of the policy shall be calculated using the average EBITDA for the preceding three years. If there is more than one Member, each shall be entitled to purchase the Seller's interest in a ratio equal to each additional Member's membership interest in the portion of the Company that is not being sold, unless the other non-purchasing Member agrees not to purchase any additional Membership interest and the remaining Members agree to purchase the non- purchasing Members interest.

(c) In the case of an incompetent Member, the Company may purchase disability insurance or such other insurance as may be sufficient to satisfy the Company's purchase price established in section 3.3(a) above. In the case of a deceased Member, the Company may pay the Deceased Member's estate, or in the case of an Incompetent Member, the purchase price shall be paid over twenty-four months, with interest at one-half the statutory rate for judgments within the State of Florida as established during that time period, with each payment being made on the 1st of the month.

(d)    If a Deceased Member or Incompetent Member shall have guaranteed any Company indebtedness, the Company shall use its reasonable commercial efforts to secure a written release from such guaranty, but if such release is not available, it shall cause the Company to indemnify and hold harmless the Incompetent Member for any liability on account of such guaranty. Notwithstanding the foregoing, if the Deceased Member or Incompetent Member is in default of this Agreement, the Company shall have no indemnification responsibility under this paragraph.

(e)    The Company shall undertake its best efforts to cause the insurance policy to disburse to the Deceased Member's estate in cash, certified check or by wire transfer to not later than ninety-days (90) days following the date of death, time being of the essence. The Company's obligation to pay the purchase price under this Article III shall not be modified by its failure to acquire insurance pursuant to this Article III.

## ARTICLE IV
## MANAGEMENT, DUTIES AND RESTRICTIONS

4.1    Appointment of Board of Managers. The Company shall have a Board of five (5) Managers which shall be appointed by a majority of the Members. Investor shall have at least one permanent seat on the Board Managers. Nothing herein shall be construed as limiting the number of seats the Investor's representatives or agents may occupy on the Board of Managers. If the number of Managers on the Board of Managers is increased, Investor's representatives shall always occupy at least 19% of the seats on the Board of Managers. The other Members hereunder (that is, all of the Members other than the Investor) shall always and forever vote their membership units in favor of Investor continuing in its seat(s) on the Board of Managers pursuant to this paragraph.

4.2    The Board of Managers may appoint officers for the Company.

4.3    Change in Board of Managers. The majority of the Members (by percentage owned) shall have the right, but are not obligated, to appoint successor Managers who may be any person she, he or they may designate subject to the other provisions of this Article 4. The notice of such appointment shall be in writing to the Members.

4.4    Management. The Board of Managers, or the Company President as their designee (the Board may designate only some or all of the specific powers granted to the President), shall have the responsibility for the management and conduct of the day to day affairs of the Company, including but not limited to:

(a)    approval of any agreements, documents or other arrangements between or involving the Company and any Member, as well as any amendment, consent or waiver with respect to such arrangements;

(b)     fixing compensation of Members, officers, and employees, including bonuses;

(c)     hiring and firing employees; however, Investor must approve in advance and in writing of the payment of compensation or any other remuneration to any employee, officer, director, agent, contractor, or other person providing services on the Company's behalf where such compensation and/or other remuneration would exceed One Hundred Thousand Dollars ($100,000.00) per annum.

(d)     To purchase liability and other insurance to protect the company's property and business;

(e)     Any action not otherwise expressly prohibited by the terms of this Operating Agreement;

(f)     To invest any Company funds temporarily in time deposits, short-term governmental obligations, commercial paper, or other investments;

(g)     other than as set forth elsewhere within this Agreement, to execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, bills of sale, leases, and any other instruments or documents necessary, in the opinion of the manager, to the business of the Company; and

(h)     To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from the Company's funds.

4.4.1. The Board of Managers may delegate any of the foregoing powers to an officer it shall name to manage the day-to-day affairs of the Company.

4.5     Management Restrictions. The right, power and authority of the Board of Managers and of any officer to carry on the affairs of the Company and to do any and all acts on behalf of the Company shall be subject to the consent of a majority of the Members' interest by percentage of the entirety, as to the following matters:

(a)     appointment, removal or change of the Manager;

(b)     approval of, and amendment to, any budgets, assessments or financial plans;

(c)     approval of agreements providing for the payment or receipt in excess of $25,000, or 3% of the Company's EBITDA in the preceding year, whichever is greater, except in the ordinary course of business;

(d)     all transactions regarding buildings and land, including the lease, purchase, sale and mortgage thereof;

(e)     individual plans and projects which are capital in nature and for which the anticipated expenditure will exceed $25,000;

(f)     To borrow more than the greater of $25,000.00 or 3% of the preceding year's EBITDA for the Company from banks, other lending institutions, the Board of Managers, Members, or affiliates of the Board of Managers or Members on such term as the Board of Managers deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Board of Managers or by agents or employees of the Company who the Board of Managers has expressly authorized to contract such debt or incur such liability;

(i)     providing loans, guarantees, or other extensions of credit greater than $25,000.00 or 3% of the Company's preceding year's EBITDA, whichever is greater;

(j)     merger into or with or acquisition of all or part of the business of another person or entity;

(k)     sale, lease, transfer, or other disposition of the assets of the Company having a fair market value, sale price, or book value at time of disposition greater than the greater of $25,000.00 or 3% of the Company's EBITDA in the preceding year, except in the ordinary course of business;

(l)     liquidation, dissolution, winding up of the Company;

(m)     timing and amount of distributions to Members;

(n)     amendment of this Agreement;
(n)     any material change, increase or reduction in the capitalization of the Company; and

(o)     any material change in the business of the Company.

4.6     Liability of Members to the Company and the Other Members. No Member shall be liable to any other Member for honest mistakes in judgment or for action or inaction taken in good faith for a purpose that was reasonably believed to be in the best interests of the Company, or for losses due to such mistakes, action or inaction, or for the negligence, dishonesty or bad faith of any employee, broker or other agent of the Company; provided such employee, broker or agent was selected, engaged or retained with reasonable care. Each Manager and, with the consent of the Manager, a Member, may consult with counsel and accountants on matters relating to Company affairs and shall be fully protected and justified in acting in accordance with the advice of counsel or accountants, provided that such counsel or accountants shall have been selected with reasonable care. Notwithstanding any of the foregoing to the contrary, the provisions of this Paragraph 4.5 shall not be construed so as to relieve (or attempt to relieve) any person of any liability incurred (i) as a result of recklessness or intentional wrongdoing, or (ii) to the extent (but only to the extent) that such liability may not be waived, modified or limited under applicable law, provided that this Paragraph 4.5 shall be construed so as to effectuate the provisions hereof to the fullest extent permitted by law.

4.7    Investor's Override Rights.

Notwithstanding anything to the contrary in this Agreement, Investor shall have the right to approve, or reject, in its sole and absolute discretion, any compensation to be paid to any member, manager, or employee where the compensation if annualized would exceed One Hundred Thousand Dollars ($100,000.00). The Board of Managers and/or their designee shall present Investor with any such proposed compensation and/or contractual commitment prior to its being signed, with the Investor's prior written approval being a condition precedent to the effectiveness of any such commitment or contract.

4.8    Restrictions on the Members.

(a)    Except with the prior written consent of the majority (by percentage) of the Members or as otherwise specifically permitted by this Agreement, no Member shall mortgage, encumber, transfer, gift, assign, sell, pledge or otherwise dispose of his or her interest in the Company or in the Company's assets or property or enter into any agreement as a result of which any other person shall have rights as a Member of the Company, unless to one another or with the approval of a majority of the Members of the Company.

(b)    No Member may buy from or sell to the Company any Securities without the prior written consent of a majority (by percentage) of the Members, except purchases or sales explicitly permitted by this Agreement.

4.9    Officers.

The Board of Managers may appoint such officers of the Company as they shall deem advisable and shall have the discretion to remove any officers at any time.

(a)    The following officers shall be appointed and shall serve until their successor be duly elected and qualified or until they are removed by the Board of Managers:

(b)    The position of President shall have general and active management of the business of the Company subject to, and at the direction of, the Board of Managers. The President shall have the authority to sign all agreement and documents on behalf of the Company unless otherwise set forth in this Agreement, or limited by the Board of Managers, or by vote of the Members. The initial President of the Company shall be Tony Lambros, who shall serve at the discretion and pleasure of a majority of the Board of Managers and/or Members, either of which may vote by a majority to appoint a new President in their sole and absolute discretion. For purposes of clarity, Lambros is an employee at-will of the Company, and he has no specific employment term or right to a minimum employment term.

(c)    The position of secretary, unless otherwise provided by the Board of Managers, shall have the responsibility to attend all meetings of the Members unless otherwise decided by the Members and record all the proceedings of the meetings of the Company and shall perform like duties for the standing committees when required. The secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Company or

Managers and shall perform such other duties as may be prescribed by the Members or the Manager or president, under whose supervision the secretary shall be.

(d)     The position of treasurer, unless otherwise provided by the Board of Managers, shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Manager. The treasurer shall disburse the funds of the Company as may be ordered by the Manager or president, taking proper vouchers for such disbursements, and shall render to the president and the Manager when the so required, an account of all transactions as treasurer and of the financial condition of the Company.

4.10     Full Time to the Company.

The position of any Member or officer employed by the Company shall be to work full-time for the Company (a minimum of forty (40) hours per week) and in no other enterprise, and to devote their full and good faith energies, efforts, contacts, and knowledge, to the Company, to the exclusion of any other person or entity, engaged in such matters as may be assigned to them by the Manager. Any Member who is employed by the Company and whose employment is terminated without cause may have their interest purchased by the Company, at the Company's option and upon demand made within ninety (90) days following the termination of employment, pursuant to the formula set forth in section 3.3(a) above. Any Member who is employed by the Company and whose employment is terminated with cause may have their interest purchased by the Company, at the Company's option and upon demand made within ninety (90) days following the termination of employment at the lower of: (a) the formula set forth in section 3.3(a) above, or (b) the then current book value of said shares.

4.11     Obligations of Members. The obligations of the Members are to take in good faith such reasonable actions as will satisfy the purposes of this Operating Agreement. Furthermore:

(a)     No Member shall do any act in contravention of this Agreement.

(b)     During the term of this Agreement and within three (3) years after their departure from the Company's employment (regardless of the reason), no Member shall directly or indirectly compete with the Company in any service that the Company is then providing, planning, or contemplating, and/or any product that it is manufacturing, selling, or leasing, within (i) any state or country within which the Company is doing business, or has done business within the last thirty-six months; or (ii) one hundred eighty (180) miles of any of the Company's offices. "Directly Or Indirectly" shall include, but is not to be limited to: acting or allowing another to act on a (current or former) Member's behalf as an agent, officer, director, manager, representative, consultant, independent contractor, or employee of any entity or enterprise; and participating in any competing entity or enterprise as an owner, partner, Member, limited partner, joint venturer, material creditor, or stockholder (except as a stockholder holding less than five (5%) percent interest in a corporation whose shares are traded on a national securities exchange or in the over-the-counter market).

(c)     During the term of this Agreement and within three (3) years after their departure



from the Company's employment (regardless of the reason), no Member shall directly or indirectly solicit to work for them or with them or at any employer other than the Company any person who has provided services on behalf of the Company and/or been employed by the Company within the previous calendar year.

(d)     During the term of this Agreement and thereafter, the members shall maintain as confidential all information regarding the Company, its business, its business plans, its finances, its techniques, tangible and intangible property, intellectual property.  Nothing herein shall restrict the Members from sharing Company information with their legal and tax advisors. Nothing herein shall preclude the Investor for reporting on the Company's performance and financials and business in the ordinary course of the Investor's business.

(e)     Unless employed by the Company, the Members are not required to devote themselves to the Company on a full-time basis and to the exclusion of any other business enterprise or endeavor; however, under no event shall a Member have any related party transactions (unless disclosed in advance, and approved of in writing by, the disinterested members of the Company's Board of Managers, the vote upon which the interested Member shall be excluded from) or be employed by, consult with, or provide services or information, directly or indirectly, to any competing business or investment.

## ARTICLE V
## CAPITAL CONTRIBUTIONS

5.1     Capital Commitments and Membership Interests of the Members. The initial Capital Commitment, the current Capital Contribution and the percentage membership interest in the Company of each Member ("Percentage Interest") is set forth on Exhibit B. Each Member's Capital Commitment represents the aggregate amount of initial capital that such Member has agreed to contribute to the Company in accordance with the terms hereof. Exhibit B shall be amended from time to time to reflect any changes to the Capital Commitments and Percentage Interests of the Members. The actual part of the Capital Commitment made by a Member shall be the "Capital Contribution" of such Member.

5.2     Payment of Operating Expenses. Drawdowns by the Company on the Capital Commitment shall be used from time to time as needed to pay the operating expenses of the Company, in the discretion of the Manager.

5.3     Order of Making Capital Contributions. The initial Capital Contribution of the Members shall be as set forth on the attached Exhibit "B". To fund the ongoing operating expenses, after the initial Capital Contributions have been exhausted, the Members agree that the Capital Contributions to be made by the Members shall be made in a ratio equal to their ownership interest. Upon execution of this Agreement, each Member shall provide to the Manager a written schedule of the timing of payment of their Capital Contributions as related to their initial Capital Commitment. Each Member shall satisfy their initial Capital Commitment within twenty-four (24) months of the effective date of this Agreement. If a Member fails to or refuses to make such Capital Contribution in accordance with their scheduled payments provided to and agreed by the Manager, the other Members may make such contribution, and the non-contributing Member's interest in the Company shall be diluted as set forth herein below. If a

Member refuses to make such ongoing Capital Contributions it shall be considered to be that Member's agreement to an event as set forth in Section 1.3(c) above. Nothing set forth herein shall be considered to constitute the Company's sole remedy for a Member's refusal to make a Capital Contribution, and the Company and Members shall retain such rights and remedies being otherwise set forth herein, such rights and remedies being cumulative, and not exclusive.

5.4    Liability of the Members. Except as expressly set forth herein, or as otherwise required by law, no Member shall be liable for any debts or obligations of the Company.

5.5    Liability of Transferees.    For purposes of this Agreement, any transferee of an interest in the Company, whether or not admitted as a substitute Member or treated as a transferee or successor in interest who has not been admitted as a substitute Member (an "Assignee") hereunder, shall be treated as having contributed the amounts contributed to the Company by the transferor, as having received distributions made to the transferor, and as having been allocated any Net Income or Net Loss allocated to the transferor of the interest in the Company held by the transferee. In addition, the transferee shall be liable for the transferor's liability for future contributions to the Company. Notwithstanding the above, the transfer of an interest shall not relieve the transferor from any liability hereunder except to the extent that the transferee has actually made all contributions or payments required of the transferor.

5.6    Defaulting Members. If a Member fails to pay any amount which it is required to pay to the Company on or before the date when such amount is due and payable, such Member shall be deemed to be in default hereunder (a "Defaulting Member"), and written notice of default shall be given to such Member by the Manager, but if such Defaulting Member shall be the Manager or shall be owned by the Manager, then written notice of default may be given by any other Member. The Company shall be entitled to enforce the obligations of each Member to make the contributions to capital specified in this Agreement, and the Company shall have all remedies available at law or in equity in the event any such contribution is not so made. In the event of any legal proceedings relating to a default by a Defaulting Member, such Defaulting Member shall pay all costs and expenses incurred by the Company, including attorneys' fees, if the Company shall prevail. Further, such Defaulting Member shall be obligated to pay the Company interest with respect to the amount of any Capital Contribution not made when required by this Agreement, with such interest commencing on the date such contribution is initially due and ending on the date such contribution is made to the Company. Such interest shall be set at a rate equal to the State of Florida's statutory interest rate on judgments, as set from year to year. A determination of the action that the Company may take pursuant to this Paragraph if the Defaulting Member is the Manager or is owned by the Manager may be made by the Member other than the Manager and such other Member shall be authorized to take such action on behalf of the Company as if such Member were the Manager.

## ARTICLE VI
## CAPITAL ACCOUNTS AND ALLOCATIONS

6.1    Capital Accounts. A Capital Account shall be maintained on the Company's books for each Member. In the event any interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest.

6.2    Definitions. Unless the context requires otherwise, the following terms have the meanings specified below for purposes of this Agreement:

(a)    Book Value. The Book Value with respect to any asset shall be the asset's adjusted basis for federal income tax purposes, except as follows:

(1)    The initial Book Value of any asset contributed by a Member to the Company shall be the fair market value of such asset at the time of contribution, as determined by the contributing Member and the Company.

(2)    The Book Value of all Company assets shall be adjusted to equal their respective fair market values, as determined by the Manager, and the amount of such adjustment shall be treated as Net Income or Net Loss and allocated to the Capital Accounts of the Members, as of the following times:

(A)    the date the Company is liquidated within the meaning of Treasury Regulation Section 1.704-1 (b) (2) (ii) (g); and

(B)    the termination of the Company pursuant to the provisions of this Agreement.

(4)    The Book Value of the Company's assets shall be increased or decreased to the extent required under Treasury Regulation Section 1.704-1(b)(2)(iv)(m) in the event that the adjusted tax basis of the Company's assets is adjusted pursuant to Code Section 732, 734 or 743.

(5)    The Book Value of a Company asset shall be adjusted by the depreciation, amortization or other cost recovery deductions, if any, taken into account by the Company with respect to such asset in computing Net Income or Net Loss.

(b)    Capital Account. An account maintained by the Company with respect to each Member in accordance with the following provisions:

The Capital Account of each Member shall be increased by:

(1)    the amount of money and the fair market value of any property contributed to the



Company by such Member (in the case of a contribution of property, net of any liabilities secured by such property that the Company is considered to assume or hold subject to for purposes of Section 752 of the Code);

(2)     such Member's share of Net Income (or items thereof) allocated to his Capital Account pursuant to this Agreement; and

(3)     any other amounts required by Treasury Regulation Section 1.704-1 (b), provided the Manager determines that such increase is consistent with the economic arrangement among the Members as expressed in this Agreement.

Time and effort (i.e., "sweat equity") shall not be considered part of a Member's capital account.

And shall be decreased by:

(4)     the amount of money and the fair market value of any property distributed by the Company (determined pursuant to Paragraph 12.2 hereof as of the date of distribution) to such Member pursuant to the provisions of this Agreement (net of any liabilities secured by such property that such Member is considered to assume or hold subject to for purposes of Section 752 of the Code),

(5)     such Member's share of or Net Loss (or items thereof) allocated to his Capital Account pursuant to this Agreement, and

(6)     any other amounts required by Treasury Regulation Section 1.704-1 (b), provided the Manager determines that such decrease is consistent with the economic arrangement among the Members as expressed in this Agreement.

(c)     Fiscal Quarter. The Fiscal Quarters of the Company shall begin on January 1, April 1, July 1 and October 1, and end on March 31, June 30, September 30 and December 31, respectively, except that the Company's first Fiscal Quarter shall begin on the date of this Agreement and end on the next regular quarter end.

(d)     Fiscal Year. The Company's Fiscal Year shall commence on January 1 of each year and end on December 31 of such year or, if earlier, the date the Company terminated during such year. The Manager may at any time elect a different Fiscal Year if permitted by the Code and the applicable Treasury Regulations.

(e)     Net Income and Net Loss. The net book income or loss of the Company for any relevant period, as computed in accordance with federal income tax principles and as adjusted pursuant to the following provisions, under the method of accounting elected by the Company for federal income tax purposes. The Net Income or Loss of the Company shall be computed, inter alia, by:

(1)     including as income or deductions, as appropriate, any tax-exempt income and related expenses that are neither properly included in the computation of taxable income nor capitalized for federal income tax purposes;

(2)     including as a deduction when paid or incurred (depending on the Company's method of accounting) any amounts utilized to organize the Company or to promote the sale of (or to sell) an interest in the Company, except that amounts for which an election is properly made by the Company under Section 709(b) of the Code shall be accounted for as provided therein;

(3)     including as a deduction any losses incurred by the Company in connection with the sale or exchange of property notwithstanding that such losses may be disallowed to the Company for federal income tax purposes under the related party rules of Code Section 267(a)(1) or 707(b); and

(4)     calculating the gain or loss on disposition of Company assets and the depreciation, amortization or other cost recovery deductions, if any, with respect to the Company's assets by reference to their Book Value rather than their adjusted tax basis.

(f)     Percentage Interest. The Percentage Interest for each Member is set forth on Exhibit B, as it may be amended from time to time. The sum of the Members' Percentage Interests shall be one hundred percent (100%) of the issued units of the Company, although not all of the membership units must be distributed at any one time.

(g)     Sale or Exchange. A sale, exchange, liquidation or similar transaction, event or condition with respect to any assets (except realizations of purchase discounts on commercial paper, certificates of deposit or other money market instruments) of the Company of the type that would cause any realized gain or loss to be recognized for income tax purposes under the Code (as determined without giving effect to the related party rules of Code Sections 267(a) (1) and 707(b).

6.3     Allocation of Net Income or Loss. All Net Loss shall be charged to the Members in proportion to their positive Capital Account balances thereof until such Capital Accounts are reduced to zero, and thereafter in proportion to their respective Percentage Interests. All Net Income shall be credited in the following priority:

(a)     to the Members in proportion to, and to the extent of, the Net Losses previously charged in proportion to Percentage Interests, then

(b)     in proportion to, and to the extent of, any Net Losses previously charged in proportion to their Capital Account balances, then

(c)    in proportion to, and to the extent of, the cumulative distributions to the Members, and then

(d)    in accordance with the Members respective Percentage Interests.

6.4    Dilution of Interest upon Failure to Make Capital Contributions.

If a Member fails to make a subsequent Capital Contribution within thirty (30) calendar days after the Manager provides written notice declaring the necessity for said contribution (necessity as used herein refers to the Manager's business judgment that the Company requires additional capital to fund its actual or contemplated operations) the contributing Members may declare the non-contributing Member's interest to be diluted and the Percentage Interests of the Members shall be readjusted as of such time as follows by adding all Capital Contributions of the Members to date, and dividing that sum by the amount of the called for but not-contributed Capital Contribution, and then reducing the non-contributing Member's interest in the Company by that percentage, and increasing the Contributing Member's interest in the Company by that same percentage. Such dilution may occur in addition to the Company pursuing any remedy to which it is entitled to under this Agreement or at law.    Neither Investor's interest nor SmarterShade, Inc.'s interest shall be subject to any dilution resulting from issuance of additional membership units as or for management or employment compensation, incentives, or bonuses or incentive pools.    Such non-dilution shall apply to Investor only so long as Investor's capital invested into the Company is at least Three Hundred Thousand and 00/100 ($300,000.00) Dollars and provided that the Company is the legal owner of the Intellectual Property and all assets being transferred per the terms of the VG Smartglass and SmarterShade, Inc. Asset Purchase Agreement.

## ARTICLE VII
## EXPENSES

7.1    The Company will pay all reasonable costs and expenses incurred in connection with its activities that are consistent with the then approved budget. The Members shall be entitled to reimbursement by the Company for reasonable expenses incurred by them relating to the Company's business but only so long as such expenses were authorized in accordance with this Agreement and consistent with the then current budget. The initial budget is attached as Exhibit C.

7.2    As part of the Capital Commitments set forth on Exhibit B, the Members shall make Capital Contributions to fund the Company's operating expenses which may include, but shall not be limited to, attorney's fees, accountants fees, planners, property managers, executive administration, architects, project managers, paralegals, secretarial, clerical support and such other items as the Manager may determine.



## ARTICLE VIII
## DISTRIBUTIONS

8.1     No distributions shall be made to any Member unless:

(a)     there shall then be no default by the Company in repaying any loan owed by it;

(b)     the distribution shall not result in a, or be an event of, default under the any agreement in which the Company is a party or by which it is bound,

(c)     the Company shall have reasonable reserves for its anticipated expenses and the Company including interest not then currently due but to be accrued,

(d)     the Member is in good standing and is not in default of any of the provisions of this Operating Agreement and/or any other agreement between that Member and the Company; and

(e)     notwithstanding any of the foregoing, that the Investor shall first have received distributions equal in amount to its capital contribution to the Company.

8.2     Distributions to Members. At such time as cash is available for distribution to the Members after taking into account the requirements of Paragraph 8.1, the Board of Managers (by a majority vote) may make distributions of cash or Securities among the Members (not including any Defaulting Members) in proportion to the Percentage Interest of each Member. Any Member who is in default under the terms of this Operating Agreement shall not be entitled to a distribution, but shall remain liable for losses of the Company as otherwise set forth herein. Securities distributed in kind pursuant to this Paragraph 8.2 shall be subject to such conditions and restrictions as the Managers determine are legally required.

## ARTICLE IX
## ASSIGNMENT OR TRANSFER OF MEMBERS' INTERESTS

9.1     Restrictions on Transfer of Members' Interests. No Member may sell, assign, pledge, mortgage or otherwise dispose of all or any portion of his or her interest in the Company without the consent of a majority (by percentage) of the other Member(s), except that a Member may transfer his membership interest: (a) to a Trust in which such Member was the Settlor; or (b) as otherwise provided in this Agreement; or (c) in order to satisfy any debt, obligation, mortgage, or expense, under this Agreement owed by one Member to another Member (the "Non-Selling Member"), subject to the following restrictions: (i) only so much of the selling Member's interest may be sold as is required to generate sufficient funds to satisfy said debt, obligation, mortgage, or expense, the remainder of the selling Member's interest to be retained by the selling Member except as may otherwise be permitted to be transferred under this Agreement; and (ii) that all proceeds and other remuneration of any type generated in connection with or from said sale are immediately transferred and paid to the Non-Selling Member, as applicable, at the time of the closing of said sale. Each Member hereby acknowledges the reasonableness of the prohibitions set forth herein in view of the purposes of the Company and the relationship of the Members. The Transfer of any membership rights or interests in violation of the prohibition contained in this Section 9.1 shall be deemed invalid, null and void, and of no force or effect. Any person to whom membership rights are attempted to be transferred in violation of this Section 9.1 shall not be entitled to vote on matters coming before the Members, participate in the management of the Company, act as an agent of the Company, receive distributions from the Company, or have any other rights in or with respect to the membership rights.

9.2     Opinion of Counsel. Notwithstanding any other provision of this Agreement, no transfer or other disposition of an interest in the Company shall be permitted until the Manager shall have received, or waived receipt of, an opinion of counsel reasonably satisfactory to them that the effect of such transfer or disposition would not:

(a)     result in a violation of the Securities Act;

(b)     require the Company to register as an investment company under the Investment Company Act of 1940, as amended;

(c)     require the Company to register as an investment adviser under the Investment Advisers Act of 1940, as amended;

(d)     result in a termination of the Company for tax purposes, if such termination would have a material adverse effect on the Members;

(e)     result in a violation of any law, rule or regulation by the Members or the Company;

(f)     cause the Company to be characterized as a publicly traded partnership (within the meaning set forth in Sections 512, 7704(b) and 469(k) of the Code) or materially increase the risk that the Company will be so characterized.

Such legal opinion shall be provided to the Board of Managers by the Company's counsel. All costs associated with such opinion shall be borne by the transferring Member.

9.3     Violation of Restrictions. In the event of any purported transfer or other disposition of any Member's interest in the Company in violation of the provisions of this Article IX, without limiting any other rights of the Company, the Members shall have the option, in their sole discretion, to treat the such Member and any purported recipient, successor, assignee, or transferee of the Member's interest transferred in violation of this Article IX, as having withdrawn from the Company and to purchase or cause the Company to purchase such Member's interest for cash at a price equal to the value thereof determined by the Members as of a date selected by them; or at book value. In the event of purchase, the terminated Member's and the remaining Members' interests in the Company shall be appropriately adjusted, and the subject Member (and his purported transferee) shall have no further interest in the Company except to receive the purchase price, if any, for his interest as determined by the Members. Such option must be exercised, if at all, by written notice to the affected Member (or his successor(s) in interest) given not later than ninety (90) days after the Members are advised in writing of the purported transfer or disposition, and the purchase or withdrawal shall be consummated on the date specified in such notice, which shall not be later than sixty (60) days after it is given.

9.4     Agreement Not to Transfer. Each of the Members agrees with all other Members that he, she or it will not make any disposition of his, her or its interest in the Company, except as permitted by the provisions of this Article IX.

9.5     Multiple Ownership. In the event of any disposition which shall result in multiple ownership of any Member's interest in the Company, the Members may require one or more trustees or nominees to be designated to represent a portion of or the entire interest transferred for the purpose of receiving all notices which may be given and all payments which may be made under this Agreement and for the purpose of exercising all rights which the transferor as a Member had pursuant to the provisions of this Agreement.

9.6     Substitute Members. No transferee of a Member's interest may be admitted to the Company as a substitute Member without the consent of the majority (by percentage) of the Members, which consent shall be subject to the sole discretion of the Members and shall not be subject to challenge by any transferor or transferee.

9.7     Any transfer not in accord with this Operating Agreement shall be void *ab initio*.

9.8     The Company may, in its reasonable discretion, charge a reasonable fee to cover the additional administrative expenses incurred in connection with or as a consequence of the transfer of its membership units.

9.9     Buy/Sell Agreement. Any Member (the "Offering Member") may offer to purchase all or a portion of the interest of any other Member (the "Recipient Member") for a set price by making a written offer, with a copy of the written offer contemporaneously delivered to the Manager of the Company. If the offer is not accepted in writing within thirty (30) days after it is received, the offer shall be deemed rejected. If the offer is accepted in writing, the full purchase price shall be paid by the Offering Member to the Recipient Member within thirty (30) days after the offer's acceptance. The Recipient Member shall have the option to purchase the Offering Member's shares for the same set price as was offered by the Offering Member for the Recipient Member's interest, the price adjusted to account for any discrepancy in the ratio of each respective Member's interest in the Company, by providing the Offering Member with a written statement of intent to purchase for the same set price within thirty (30) days of receipt of the original offer, in which case the Recipient Member shall tender the entire purchase price to the Offering Member within thirty (30) days after providing the Offering Member with the written notice to purchase for the same set price. Notwithstanding the foregoing, the Company shall have a right of first refusal to purchase the Offering Member's interest in the Company at the offered set price at any time within thirty (30) days after the initial offer is delivered to the Recipient Member and the Company by notifying the Offering Member and Recipient Member of the Company's in writing of its decision to purchase the Offering Member's interest. If the Company elects to exercise its right of first refusal, the Company shall purchase the Offering Member's interest within thirty (30) days after it accepts the offer to sell. If the Company fails to tender the purchase price to the Offering Member within thirty (30) days after the Company accepts the Offering Member's offer to sell, and such failure is not the fault of the Recipient Member, the Recipient Member shall have fifteen (15) days to purchase the Offering Member's shares at the set price, if the offer was otherwise timely accepted by the Recipient Member. If the Recipient Member invokes its right to purchase the Offering Member's shares, and then fails to timely tender the purchase price to the Offering Member, the Offering Member may at that point purchase the Recipient Member's shares for ten (10%) less than the set price in the original offer by tendering that amount to the Recipient Member within fifteen (15) days after the Recipient Member fails to timely tender the set price to the Offering Member or otherwise withdraws the Recipient Member's offer.

## ARTICLE X
## VESTING OF PERCENTAGE INTERESTS

10.1    Vesting of Members. The Members' interests in the Company shall be one hundred percent (100%) vested as of the date hereof, subject to readjustment as set forth in this Agreement.

10.2    Non-Dilution.  Notwithstanding anything within this Agreement or any other policy or document adopted by the Company to the contrary, the Investor's and SmarterShade, Inc.'s now owned or hereinafter acquired membership units shall not be subject to dilution, and the Investor shall maintain at least a 19% percent ownership of the Company, and SmarterShade, Inc. shall maintain at least a 25% percent ownership of the Company, regardless of the Company awarding shares pursuant to management or employee incentive pool options or bonuses, incentives, or other compensation, or authorizes additional membership units to an existing member, that may or may not be awarded in the future, or under any other circumstance, even if doing so requires the issuance of additional Membership Units to the Investor at no additional cost to the Investor.  Nothing herein shall be construed as limiting the Investor's ownership interests to a maximum figure.  Investor shall always be extended the same opportunity as any other Member, person, or entity in any subsequent raise of capital for the Company and may acquire additional membership units which, pursuant to this paragraph, also will not be subject to dilution.  Nothing herein shall be construed as providing that the Investor's or SmarterShade, Inc.'s membership units are protected from dilution in the event the Company issues additional shares to Additional Members who are investing capital into the Company.

10.3    Certification. The Company shall issue certificates to each Member in a numbered sequence setting forth the percentage interest owned by such Member, such certificate to be signed by the Manager or President. New certificates shall be issued from time to time to reflect a change in the percentage interests either by issuing new cumulative certificates or by replacing the old certificates. The Company may decide to subsequently change the certificates so that they do not reflect percentage interests but reflect units in the same manner as done by corporations. In such case, a Member's Percentage Interest would be determined by the number of units owned divided by the total number of units that have been issued and are outstanding.

10.4    Certificate Legend. Every certificate representing ownership in the Company shall bear appropriate security legends and legends referencing restrictions on the sale or transfer of the certificates or ownership interests in the Company.

## ARTICLE XI
## DISSOLUTION AND LIQUIDATION OF THE COMPANY

11.1    Liquidation Procedures. Upon termination of the Company in accordance with Article II, or pursuant to the Act:

(a)    The affairs of the Company shall be wound up and the Company shall be dissolved. The Managers shall serve as the liquidators.

(b)    Distributions in dissolution may be made in cash or in kind or partly in cash and partly in kind.

(c)    The Manager(s) shall use their best judgment as to the most advantageous time for the Company to sell investments or to make distributions in kind provided that any such sales shall be made as promptly as is consistent with obtaining the fair value thereof.

(d)    The proceeds of dissolution shall be applied to payment of liabilities of the Company and distributed to the Members in the following order:
(1)    to the creditors of the Company in the order of priority established by law, and then,
(2)    in the same and similar manner as provided for Distributions under Article VIII, subject, however, to the provisions of Article XIV.

## ARTICLE XII
## FINANCIAL ACCOUNTING AND REPORTS

12.1    Tax Accounting and Reports. The Manager shall cause the Company's tax return and IRS Form 1065, Schedule K-1, and annual Income Statement, Balance Sheet including Assets and Liabilities and Statement of Cash Flow, to be prepared and delivered in a timely manner to the Members (but in no event later than ninety (90) days after the close of each of the

Company's Fiscal Years).

12.2     Valuation of Securities and Other Assets Owned by the Company. Subject to the specific standards set forth below, the valuation of Securities and other assets and liabilities under this Agreement shall be at fair market value. In determining the value of the interest of any Member or in any accounting between the Members, no value shall be placed on the goodwill or the name of the Company.

12.3     Additional Reports. The Company agrees to provide annual reports to the Members of the Company's financial operations including an Income Statement, Balance Sheet including Assets and Liabilities and Statement of Cash Flow no later than 60 days after the end of the Fiscal year-end. A Member may request said reports, additional reports, accounting or tax records, or documents at any time or for additional or more frequent recurring reports at any time, allowing the Company reasonable time to assemble and distribute the same.


ARTICLE XIII
OTHER PROVISIONS

13.1     Execution and Filing of Documents. The Managers shall execute and file in the office of the Secretary of State for the State of Florida a Certificate, amending the original Certificate, if required to conform to the requirements of the Act and if they choose to adopt a fictitious business name, shall execute a fictitious business name statement and file or cause such statement to be filed if required by Florida law.

13.2     Other Instruments and Acts. The Members agree to execute any other instruments or perform any other acts that are or may be necessary to effectuate and carry on the Company.

13.3     Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

13.4     Governing Law. This Agreement shall be governed by and construed under the laws of the State of Florida as applied to agreements among Florida residents made and to be performed entirely within Florida. Any suit involving any dispute or matter arising under this Agreement may only be brought in the Florida state court having jurisdiction over the subject matter of the dispute or matter in Palm Beach County, and nowhere else. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

13.5     Notices. Any notice or other communication that a Member desires to give to another Member shall be in writing and shall be deemed effectively given (a) upon personal delivery or (b) upon receipt if deposited in any United States mail box, or if sent by certified mail, postage prepaid, or if sent by overnight courier, if such shall be properly addressed to the



other Member at the address shown in the Exhibit D attached to this Agreement or at such other address as a Member may designate by fifteen (15) days advance written notice to the other Members; however, if any of such notices shall not be accepted, then such notices shall be effective upon the sending of such notice or (c) upon receipt if sent by facsimile, but only if the sender shall receive an electronic confirmation that it has been received; however, if such facsimile shall have been received after 4:30 pm, the date of receipt shall be the next business day (Monday through Friday exclusive of federal or state of Florida holidays) and if such facsimile shall not have been received on a business day, then it shall be effective as of the next business day after receipt.

13.6     Amendment Procedure. This Agreement (and any exhibits to this Agreement) may be amended only with the written consent of a majority (by percentage) of the Members. No amendment shall, however, (i) enlarge the obligations of any Member under this Agreement without the written consent of such Member, (ii) dilute the relative interest of any Member in the Net Income, Net Loss, distributions or capital of the Company without the written consent of such Member (except such dilution as may result from additional Capital Contributions from the Members or the admission of Additional Members as specifically permitted pursuant to this Agreement or as a result of a termination or withdrawal of a Member), or (iii) alter or waive the terms of this Paragraph 13.6 or Paragraphs 13.14 and 13.16. The Managers shall promptly furnish copies of any amendments to this Agreement and the Certificate to all Members.

13.7     Effective Date. This Agreement shall be effective on the date set forth at the end of this Agreement.

13.8     Entire Agreement. This Agreement constitutes the entire agreement of the Members and supersedes all prior agreements between the Members with respect to the Company.

13.9     Titles; Subtitles. The titles and subtitles used in this Agreement are used for convenience only and shall not be considered in the interpretation of this Agreement.

13.10     Company Name. The Company shall have the exclusive ownership and right to use the Company name (and any name under which the Company shall elect to conduct its affairs) as long as the Company continues.

13.11     Exculpation. Neither the Managers nor any of the officers nor any of their Affiliates shall be liable to any Member or the Company for honest mistakes of judgment, for action or inaction taken reasonably and in good faith for a purpose that was reasonably believed to be in the best interests of the Company, provided that this Paragraph 13.11 shall not extend to any action which constitutes fraud, willful misconduct or gross negligence. The Managers may consult with counsel and accountants in respect of Company affairs and be fully protected and justified in any action or inaction that is taken in accordance with the advice or opinion of such counsel or accountants, provided that they shall have been selected with reasonable care.

Notwithstanding any of the foregoing to the contrary, the provisions of this Paragraph 13.11 and of Paragraph 13.12 hereof shall not be construed so as to relieve (or attempt to relieve) any person of any liability by reason of recklessness or intentional wrongdoing or to the extent (but only to the extent) that such liability may not be waived, modified or limited under applicable law, but shall be construed so as to effectuate the provisions of this Paragraph 13.11 and of Paragraph 13.12 to the fullest extent permitted by law.

13.12 Indemnification. The Company agrees to indemnify, out of the assets of the Company only, the Manager and the officers and their Affiliates (and their agents), to the fullest extent permitted by law and to save and hold them harmless from and in respect of all:

(a)     reasonable fees, costs, and expenses paid in connection with or resulting from any claim, action or demand against the Managers or the officers, or their Affiliates or any agent thereof, the Company or their agents that arise out of or in any way relate to the Company, its properties, business or affairs, but not including claims, actions or demands between Members; and

(b)     such claims, actions and demands and any losses or damages resulting from such claims, actions and demands, including amounts paid in settlement or compromise of any such claim, action or demand; provided, however, that this indemnity shall not extend to conduct not undertaken in good faith nor to any fraud, willful misconduct or gross negligence. Any person receiving an advance with respect to expenses shall be required to agree to return such advance to the Company in the event it is subsequently determined that such person was not entitled to indemnification hereunder. Any indemnified party shall promptly seek recovery under any other indemnity or any insurance policies by which such indemnified party may be indemnified or covered or from any portfolio company in which the Company has an investment, as the case may be. No payment or advance may be made to any person under this Paragraph 13.12 to any person who may have a right to any other indemnity (by insurance or otherwise) unless such person shall have agreed, to the extent of any other recovery, to return such payments or advances to the Company.

13.13 Limitation of Liability of Members. Except as otherwise expressly provided herein or as required by Florida law, no Member shall be bound by, nor be personally liable for, the expenses, liabilities or obligations of the Company in excess of the balance of such Member's Capital Commitment to the Company.

13.15 Taxation of Company. The Managers, while serving as such, agree to use their best efforts to avoid taking any action that would cause the Company to be classified as other than a partnership for federal income tax purposes. The Manager shall be responsible for causing the Company's taxes to be timely filed each year, and to report the same to the Members, although such responsibility and obligation may be delegated by the Manager to another Member or professional at any time the Manager, in his or her sole discretion, shall deem appropriate.

13.16   Severability of Provisions. Each provision of this Agreement shall be considered severable; for any reason any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement that are valid, and this Agreement shall remain in full force and effect and shall be construed and enforced in all respects as if such invalid or unenforceable provision or provisions has been omitted.

13.17   Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

13.18   Waivers. The Members shall, by any act, delay, omission or otherwise be deemed to have expressly or impliedly waived any of its rights, powers and/or remedies unless such waiver shall be in writing and signed by such Member. Any such waiver shall be enforceable only to the extent specifically set forth therein. A waiver by such Member of any right, power and/or remedy on any one occasion shall not be construed as a bar to or waiver of any such right, power and/or remedy which such Member would otherwise have on any future  occasion, whether similar in kind or otherwise.

13.19   Recitals. The Recitals set forth hereinabove are incorporated by reference as if fully set forth herein.

13.20   Counsel. Each of the Members hereto have each had the opportunity to have this Agreement reviewed by separate and independent legal counsel of their choice, and each have utilized separate and independent legal counsel in connection with their entry into this Agreement. The Members understand that Padula Hodkin, PLLC and Adam Hodkin, Esq. represent only VG Glass Holding, LLC in connection with this Operating Agreement. Neither Padula Hodkin, PLLC nor Adam Hodkin, Esq. have provided legal advice to any of the Members, other than VG Glass Holding, LLC, regarding their entry into this Operating Agreement.

13.21   Drafting. Each of the Members hereto has participated in the drafting of this Agreement, and any inconsistencies or vagueness in the preparation hereof shall not be construed against either of them as the drafter.

13.22   Attorney's Fees. The prevailing party in any suit arising out of, under, or in connection with this Agreement shall be entitled to recover its reasonable attorney's fees and costs from the non-prevailing party.

13.23   WAIVER OF JURY TRIAL.   EACH  OF  THE  MEMBERS  HEREBY KNOWINGLY AND VOLUNTARILY WAIVES THEIR RIGHT TO A TRIAL BY JURY OF ANY MATTER ARISING UNDER, OUT OF, OR IN CONNECTION WITH THIS

OPERATING AGREEMENT.

13.24 No Joint Venture or Partnership. It is understood amongst all the Members that VG Glass Holding, LLC has affiliated companies that are owned by various entities related to Palm Beach Capital. Nothing hereunder creates a partnership or joint venture between any of the Members hereunder, nor any right of ownership nor participation, in any other company or entity affiliated with Palm Beach Capital.

## ARTICLE XIV
## MISCELLANEOUS TAX COMPLIANCE PROVISIONS

14.1 Substantial Economic Effect. The provisions of this Agreement are intended to comply generally with applicable Treasury Regulations, and shall be interpreted and applied in a manner consistent with such Regulations; and, to the extent the subject matter thereof is otherwise not addressed by this Agreement, the provisions of said applicable Treasury Regulations are hereby incorporated by reference unless the Managers shall determine that such incorporation will result in economic consequences inconsistent with the economic arrangement among the Members as expressed in this Agreement. In the event the Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed or allocated, or the manner in which distributions and contributions upon liquidation (or otherwise) of the Company (or any Member's interest therein) are effected in order to comply with such Regulations and other applicable tax laws, or to assure that the Company is treated as a partnership for tax purposes, or to achieve the economic arrangement of the Members as expressed in this Agreement, then, notwithstanding anything in this Agreement to the contrary, the Managers may make such modification, provided that it is not likely to have a material detrimental effect on the tax consequences and total amounts distributable to any Member pursuant to Articles VIII and XI as applied without giving effect to such modification.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the _____ day of July, 2015.

MEMBER

VG GLASS HOLDING, LLC

By: _____
Shaun McGruder, its Managing Member

TCR VENTURES, LLC

By: _____
Jerry Hogan, its Managing Member

SMARTERSHADE, INC.


By: _____
Michael Stacey, its President


_____

Kristine Kozul


_____

Victoria Trainor

VG Smartglass, LLC Operating Agreement
July 2015

MEMBER

By:_____
Shaun McGruder, its Managing Member

TCR VENTURES, LLC

By:_____
Jerry Hogan, its Managing Member

SMARTERSHADE, INC.

By:_____
Michael Stacey, its President


_____
Kristine Kozul


_____
Victoria Trainor

MEMBER

VG GLASS HOLDING, LLC

By:_____
Shaun McGruder, its Managing Member

TCR VENTURES, LLC

By:_____
Jerry Hogan, its Managing Member

SMARTERSHADE, INC.

By:_____
Michael Stacey, its President



_____
Kristine Kozul


_____
Victoria Trainor

VG SMARTGLASS, LLC

By:_____
Anthony Lambros, as President

un McGruder, its Managing Member

R VENTURES, LLC

y Hogan, its Managing Member

ARTERSHADE, INC.

hael Stacey, its President

stine Kozul



toria Trainor

## EXHIBIT A
## COMPANY ASSETS


NONE

EXHIBIT B

MEMBERS' CAPITAL COMMITMENTS AND PERCENTAGE INTERESTS

| NAME | CAPITAL CONTRIBUTION and COMMITMENT | PERCENTAGE INTEREST |
|------|-------------------------------------|---------------------|
| VG Glass Holding, LLC | $300,000.00 | 19% |
| Kristine Kozul | | 19% |
| Victoria Trainor | | 19% |
| TCR Ventures, LLC | | 10% |
| SmarterShade, Inc. | | 25% |
| Unknown Potential Future Investors | | 8% |

## EXHIBIT C INITIAL BUDGET
To be agreed to and attached post signing



EXHIBIT D

ADDRESSESS FOR PURPOSES OF NOTICES

Notices shall be addresses as follows:

| | |
|---|---|
| **VG Glass Holding** | 505 S. Flagler Dr. # 1550 West Palm Beach, FL 33401 |
| **Victoria L. Trainor** | 2818 N. Flagler Dr., West Palm Beach, FL 33407 |
| **Kristine Kozul** | 910 Whitehall, Crown Point, IN 46307 |
| **TCR Ventures, LLC** | 205 Chase Drive Pelham, AL 35124 |
| **SmarterShade Inc.** | 3440 S. Dearborn St. #130S Chicago IL 60616 |